UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

January 30, 2007
To whom it may concern
Mizuho Bank, Ltd.
UC Card Co., Ltd.
Credit Saison Co., Ltd.

Mizuho Bank, UC Card and Credit Saison to Integrate

and Realign Their Credit Card Operations

–Three companies to establish a third-party credit card processing company (TPP)

and create a business model based on specialization and alliance–

Mizuho Bank, Ltd.(“MHBK”), UC Card Co., Ltd.(“UC Card”) and Credit Saison Co., Ltd.(“Credit Saison,” and collectively with MHBK and UC Card, the “Three Companies”) have reached an agreement in principle to embark on the full-scale integration and realignment of their credit card operations. This alliance will involve the creation of a new business model, including the establishment of a third-party credit card processing company.

1. Reasons for integration and realignment

The challenges that Japan’s credit card industry faces are increasing, including due to the emergence of new competitors, business reorganizations, the growth of new types of payment services and problems associated with so-called “gray-zone” interest rates. To survive and succeed in this environment, the Three Companies have agreed to pool their respective strengths and resources in an optimum manner for the purpose of quickly establishing a new third-party credit card processing platform that can perform tasks for other credit card issuers. This agreement extends beyond the conventional bounds of alliances to achieve a full-scale integration and realignment of operations.

2. Objective of integration and realignment

This integration and realignment aims to create the credit card industry’s number-one processor by encompassing a comprehensive lineup of operations and systems of UC Card and Credit Saison (the “Two Companies”). One aspect will be the construction of the next-generation joint IT system that is currently under consideration by the Two Companies. In addition, plans call for centralizing all operations associated with credit cards and realigning these operations by business categories. Backed by this credit card processing framework, the Two Companies plan to build a business structure that will lead to the best strategies and organizational management for each business category. In addition, plans call for assembling an outsourcing business platform that can meet the broad demands from companies in the credit card sector for the provision of processing services on an outsourced basis and network connections to core IT systems.

3. Description of integration and realignment

(1) Establishment of third-party credit card processing company (see Appendix 1, “Profile of New Company”)

The Two Companies will spin off and combine their respective credit card processing operations to form a separate credit card processing company. By quickly establishing a base of operations, the new company aims to improve quality, reduce costs and capture business from other companies. The goal is to become Japan’s most advanced comprehensive credit card processing company in terms of quality and quantity.

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(2) Creation of a business model based on specialization and alliance (see Appendix 2, “Business Model Diagram”)

By integrating and realigning operations, the companies described below will specialize in their respective areas of the credit card business. In addition, the companies will cooperate in every aspect of operations, including business activities, capital and personnel, to establish a fully integrated operating framework.

Company, etc.	Activities

(1) UC Card	Specializes in acquiring participating merchants and management of the UC brand

(2) Credit Saison	Aims for further growth in scale of operations, targeting chiefly card issuance business

(3) Third-party credit card processing company (TPP)	Performs a broad range of processing services

(4) Joint system processing company, etc.*	Ownership and management of joint core IT systems and authorization systems

(5) System operations company*	Development and operation of joint IT systems and peripheral systems

*	Details to be considered

(3) Establishment of next-generation joint IT system

The Two Companies, along with Orient Corporation, plan to construct a next-generation joint core IT system and authorization system by around 2010. The aim is to create a common infrastructure that a wide range of credit card companies can use.

By inviting the participation of many other companies, the participant companies aim to reap economies of scale that will yield cost savings and reduce the amount of investments of individual companies. System management and operations will be structured to facilitate the participation of multiple companies in the credit card sector.

*	Plans call for first completing a joint authorization system in the second half of fiscal 2007.

(4) Deeper ties between the Mizuho Financial Group and Credit Saison

In addition to the joint execution of this integration and realignment, the Three Companies plan to reinforce their mutual ties in terms of sales and marketing, operational functions, capital and other aspects of business operations, and strengthen credit card operations with the Mizuho Mileage Club as its base.

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<for Inquiries on this matter, please contact>

Mizuho Bank, Ltd.	Tel. +81-(0)3-3596-2374
UC Card Co., Ltd.	Tel. +81-(0)3-5531-6325
Credit Saison Co., Ltd.	Tel. +81-(0)3-3982-0700

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Appendix 1

1. Profile of Joint Credit Card Processing Company

The Three Companies plan to establish a joint credit card processing company in October 2007 as outlined below. The Three Companies will consider requesting the participation of Orient Corporation, a strategic partner in the joint IT system, in this new company with regard to the outsourcing of credit card processes, capital investment and other forms of support.

(1) Vision of new company

Establish a comprehensive credit card processing platform that is at the top level in Japan in terms of quality and quantity.

(2) Time and method of establishment

➢	Step 1: In October 2007, establish a company that centralizes all credit card processing operations of UC Card and credit card application processing and other clerical functions of Credit Saison.

➢	Step 2: In April 2008, transfer the application approval, call center and other operations of Credit Saison to the new company, thereby completing the centralization of the credit card processing operations of UC Card and Credit Saison.

(3) Ownership

➢	Step 1 (time of establishment):

UC Card 100%

➢	Step 2 (full centralization of credit card processing):

Credit Saison 51%

Mizuho Bank 49% (plus stock with right to appoint directors, stock options, etc.)

➢	After step 2, the new company is to shift to a more neutral ownership structure based on the participation of other credit card companies, etc., that outsource operations to the new company.

(4) Organization and management structure

➢	The new company will integrate the operations and knowledge of UC Card and Credit Saison and establish a management structure and organization that is compact and functional.

➢	The president and representative director will come from Credit Saison. Mizuho will provide the chairman or executive vice president, who will also be a representative director.

2. Establishment of company for joint system operations and ownership of equipment

UC Card, Credit Saison and Orient Corporation are currently planning and building a next-generation joint IT system. These three companies will establish a company for the joint operation of this system and ownership of the necessary equipment.

Appendix 2

Business Model Diagram
Creation of a business model based on specialization and collaboration
Credit Saison
Collaboration
Mizuho Bank
Collaboration
Orient Corporation
《card issuance business》
UC Card
《merchant acquisition》
《UC brand business,
Concept for aiming to become the industry leader
Processing business
Third-party credit card processing company (TPP)
《Processing business》
Credit approval center, call center, clerical center, others
Integrated peripheral system
System operations
System operations company (development, maintenance, operations)
System processing
System processing business
Joint core IT system
Joint authorization system
Outsourcing of operations and capital investments by credit card companies, consumer credit companies, operating companies and other companies
A flexible approach allowing utilization of all or part of these services
Investment
Ownership
Outsourcing